Exhibit 77M – Mergers

In a merger that was effective as of the close of business on June 17, 2016, Sentinel Variable Products Mid Cap Fund, a series of the Registrant, merged into Sentinel Variable Products Small Company Fund, another series of the Registrant. The merger was accomplished by Sentinel Variable Products Small Company Fund issuing shares to Sentinel Variable Products Mid Cap Fund in exchange for substantially all of its assets.  Sentinel Variable Products Mid Cap Fund then distributed the shares of Sentinel Variable Products Small Company Fund to its shareholders in liquidation of Sentinel Variable Products Mid Cap Fund.  The reorganization was approved by the Board of Trustees of the Registrant on February 9, 2016.